Exhibit 23.2

Consent of Independent Auditors

The Board of Directors

Vaxart, Inc.:

We consent to the use of our report dated August 4, 2017, with respect to the consolidated balance sheets of Vaxart, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for the years then ended and related notes to the financial statements, included herein and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus/information statement.

Our report referred to above contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

San Francisco, California

December 27, 2017